Exhibit (g)(1)(o)
Agreement Relating to Assignment of Custodian Services Agreement
This document relates to the Notice of Assignment (the “Notice of Assignment”) provided to Pacific Life Funds (the “Customer”) dated June 15, 2011, relating to the assignment of the Custodian Services Agreement between the Customer and BNY Mellon Investment Servicing Trust Company (formerly PFPC Trust Company) (“Trust Company”) dated June 20, 2001, as amended (the “Agreement”) to The Bank of New York Mellon (“BNY Mellon”), effective August 15, 2011. The date of this document is August 12, 2011.
Notwithstanding the assignment referenced in the Notice of Assignment, (i) the Agreement is not being assigned to BNY Mellon effective August 15, 2011, (ii) the rights, duties, obligations and liabilities arising out of the Agreement are not being assigned to BNY Mellon effective August 15, 2011, (iii) the rights, duties, obligations and liabilities arising out of the Agreement are not being assumed by BNY Mellon effective August 15, 2011, and (iv) the Agreement will not apply to BNY Mellon and BNY Mellon will not stand in the stead of Trust Company with respect to the Agreement effective August 15, 2011, with respect to assets or accounts maintained in the markets set forth on Exhibit A hereto.
As regards each market set forth on Exhibit A hereto, (i) the Agreement will be assigned to BNY Mellon, (ii) the rights, duties, obligations and liabilities arising out of the Agreement will be assigned to BNY Mellon, (iii) the rights, duties, obligations and liabilities arising out of the Agreement will be assumed by BNY Mellon, and (iv) the Agreement will apply to BNY Mellon and BNY Mellon will stand in the stead of Trust Company with respect to the Agreement, with respect to assets or accounts maintained in a particular market set forth on Exhibit A hereto effective as of the date on which such assets or accounts in that particular market are transferred to the custody or control of BNY Mellon pursuant to the local market requirements of such market. With respect to each market set forth on Exhibit A hereto, BNY Mellon will provide written notice to the Customer stating the date on which the assets or accounts in a particular market have been transferred to the custody or control of BNY Mellon pursuant to the local market requirements of such market.
For clarity, if on or before August 15, 2011 the assets or accounts maintained in a particular market set forth on Exhibit A hereto are transferred to the custody or control of BNY Mellon pursuant to the local market requirements of such market, the provisions of the second and third paragraphs of this document will not apply to such assets or accounts. BNY Mellon will provide written notice to the Customer stating any markets to which the foregoing sentence relates.
Agreed:

Pacific Life Funds		BNY Mellon Investment Servicing Trust Company

By:	/s/ Howard T. Hirakawa	By:	/s/ Edward A. Smith, III

Name:	Howard T. Hirakawa	Name:	Edward A. Smith, III
Title:	Vice President	Title:	Vice President & Senior Director

By:	/s/ Laurene E. MacElwee	By:	/s/ Sean LaVasseur

Name:	Laurene E. MacElwee	Name:	Sean LaVasseur
Title:	VP & Assistant Secretary	Title:	Managing Director
Exhibit A
Chile
India
Kenya
Russia